January 2, 2009
BY HAND DELIVERY
Perry Hindin
Special Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Telular Corporation Preliminary Proxy Statement on Schedule 14A Filed on December 23, 2008
Dear Mr. Hindin:
On behalf of Telular Corporation, a Delaware corporation (“Telular”), we hereby submit for filing by direct electronic transmission under the Securities Exchange Act of 1934, a Definitive Proxy Statement on Schedule 14A. In addition, we will provide supplementally a marked copy of the Definitive Proxy Statement showing changes from the Preliminary Proxy Statement on Schedule 14A for your convenience.
We are providing the following responses to the comment letter dated December 24, 2008 from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) regarding the Preliminary Proxy Statement. The responses set forth below are numbered to correspond to the numbered comments in the Staff’s comment letter, which have been reproduced here for ease of reference. Please note that all page numbers in our responses refer to the Definitive Proxy Statement.
General
1.	The proxy statement discloses in the first and second paragraphs on page 1 that the proxy materials including proxy card will be made available or sent to shareholders on or about December 22 and December 29, 2008, respectively. Given that the Company’s preliminary proxy statement was filed on December 23, 2008, please revise as appropriate.

Perry Hindin
Special Counsel
January 2, 2009

Response: In response to the staff’s comment, Telular has revised the proxy statement to disclose that the proxy materials, including the proxy card, will be made available or sent to shareholders on or about January 2, 2009, the date that Telular now anticipates mailing its proxy materials to its shareholders.
Revocability of Proxies
2.	We note the disclosure that a shareholder can “cancel” their vote by submitting another white proxy card with a later date. Revise to clarify that a later-dated blue proxy card submitted to Simcoe would also revoke a prior proxy granted to the Company.
Response: The Definitive Proxy Statement does not include disclosure that a shareholder can cancel its vote by submitting another white proxy card with a later date and does not distinguish between white proxy cards or blue proxy cards. Instead, the Definitive Proxy Statement discloses that a shareholder may revoke its proxy at any time prior to voting by filing with the secretary of the company a duly executed proxy bearing a later date.
3.	Please revise this section to include the information required by Item 4(b) to Schedule 14A. We noticed, for example, that disclosure has not been provided that meets the standards set forth in Items 4(b)(3) and (4) of Schedule 14A.
Response: At the time that Telular filed the Preliminary Proxy Statement it had not retained a proxy soliciting firm. Subsequent to the filing of the Preliminary Proxy Statement, Telular retained Okapi Partners LLC to assist it with the proxy solicitation. Accordingly, and in response to the staff’s comment, Telular has revised the proxy statement to include the disclosures required by Items 4(b)(3) and (4) of Schedule 14A.
4.	Please advise us as to what consideration, if any, was given to identifying Simcoe and its affiliates in the beneficial ownership table on page 7.
Response: The beneficial ownership table in the proxy statement reflects beneficial ownership of Telular’s common stock on a fully diluted basis. On a fully diluted basis, Simcoe owns less than 5% of Telular’s outstanding common stock and therefore does not meet the 5% threshold at which Telular would be required to identify it in the beneficial ownership table. In response to the staff’s comment, however, Telular has revised the beneficial ownership table to include the shares of Telular common stock owned by Simcoe.
5.	Given the filing by Simcoe on December 24, 2008 of its preliminary proxy statement, please advise us as to the applicability of your references in the second paragraph to Exchange Act Rule 14a-4(c)(l) and (2). Specifically address in your response, with a view toward revised disclosure, whether or not Simcoe is making a separate proposal.

Perry Hindin
Special Counsel
January 2, 2009

Response: In light of the Preliminary Proxy Statement filed by Simcoe on December 24, 2008, Telular has deleted the disclosures relating to Rule 14a-4(c) from the Definitive Proxy Statement as such disclosures do not appear applicable.
* * * * * * * * * * * *
In connection with the Staff’s comments, Telular hereby acknowledges that:
•	Telular is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Telular may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Thank you for your assistance. Please contact the undersigned at (202) 662-5500, or in his absence, Michael E. Cutler at (202) 662-5258, if you have any questions or concerns.
Respectfully submitted,
Keir D. Gumbs